UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of NOVEMBER 2005.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  November 29, 2005                   /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

--------------------------------------------------------------------------------



                             TUMI RESOURCES LIMITED

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2005

                      (UNAUDITED - PREPARED BY MANAGEMENT)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of Tumi Resources Limited for the nine months ended September 30, 2005, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                             TUMI RESOURCES LIMITED
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                   SEPTEMBER 30,   DECEMBER 31,
                                                       2005            2004
                                                         $               $

                                   A S S E T S

CURRENT ASSETS

Cash and cash equivalents                             1,182,130       2,218,301
Amounts receivable and prepaids                         135,513         101,091
                                                   ------------    ------------
                                                      1,317,643       2,319,392

PROPERTY AND EQUIPMENT (Note 3)                         171,393         175,869

MINERAL RESOURCE INTERESTS (Note 4)                     811,381       2,954,918
                                                   ------------    ------------
                                                      2,300,417       5,450,179
                                                   ============    ============


                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 43,771          60,430
                                                   ------------    ------------


                      S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 5)                                8,114,653       8,070,761

CONTRIBUTED SURPLUS                                     774,784         658,984

DEFICIT                                              (6,632,791)     (3,339,996)
                                                   ------------    ------------
                                                      2,245,646       5,389,749
                                                   ------------    ------------
                                                      2,300,417       5,450,179
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)


APPROVED BY THE DIRECTORS

/s/ DAVID HENSTRIDGE    , Director
------------------------

/s/ NICK DEMARE         , Director
------------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                           SEPTEMBER 30,                   SEPTEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2005            2004            2005            2004
                                                         $               $               $               $

EXPENSES

Accounting and administration                             2,350           4,030          19,495          22,030
Amortization                                              2,506           4,602           7,518           7,412
Audit                                                     3,083               -          14,576          11,007
Consulting                                               14,816           4,042          26,888          40,016
Corporate development                                         -           6,210           4,140          22,470
General exploration                                          11               -          41,922               -
Investment conferences                                    2,445           3,966           6,243          13,100
Investor relations                                        9,000           6,250          26,750          19,750
Legal                                                         -             710           7,109          20,906
Management fees                                          12,290           9,450          40,225          24,450
Office                                                    3,754             (72)         16,762          41,092
Regulatory                                                  912           2,223           7,092           7,383
Rent                                                      1,350           1,350           4,050           4,050
Salaries and benefits                                     4,806          11,537          23,325          31,827
Shareholder costs                                         1,450          13,640           7,045          22,002
Stock-based compensation                                 68,928         101,740         115,800         380,140
Transfer agent                                            1,223           1,848           5,433          10,430
Travel and related                                       16,765          10,203          55,885         111,979
                                                   ------------    ------------    ------------    ------------
                                                        145,689         181,729         430,258         790,044
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (145,689)       (181,729)       (430,258)       (790,044)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Interest and other income                                13,231           8,955          31,041          33,915
Write-off of mineral resource interests                       -               -      (2,903,371)        (92,564)
Foreign exchange                                         (6,205)        (12,085)          9,793         (29,876)
                                                   ------------    ------------    ------------    ------------
                                                          7,026          (3,130)     (2,862,537)        (88,525)
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                                (138,663)       (184,859)     (3,292,795)       (878,569)

DEFICIT - BEGINNING OF PERIOD                        (6,494,128)     (1,718,657)     (3,339,996)     (1,024,947)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                              (6,632,791)     (1,903,516)     (6,632,791)     (1,903,516)
                                                   ============    ============    ============    ============


LOSS PER COMMON SHARE - BASIC AND DILUTED                $(0.01)         ($0.01)         $(0.18)         ($0.05)
                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        18,523,489      16,713,474      18,425,600      16,041,900
                                                   ============    ============    ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                           SEPTEMBER 30,                   SEPTEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2005            2004            2005            2004
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                (138,663)       (184,859)     (3,292,795)       (878,569)
Adjustment for items not involving cash
    Amortization                                          2,506           4,602           7,518           7,412
    Stock-based compensation                             68,928         101,740         115,800         380,140
    Write-off of mineral resource interests                   -               -       2,903,371          92,564
                                                   ------------    ------------    ------------    ------------
                                                        (67,229)        (78,517)       (266,106)       (398,453)
Decrease (increase) in amounts receivable
    and prepaids                                        (10,460)         10,107         (34,422)        (52,355)
Decrease in accounts payable
    and accrued liabilities                              (7,008)         (6,091)        (16,659)        (76,176)
                                                   ------------    ------------    ------------    ------------
                                                        (84,697)        (74,501)       (317,187)       (526,984)
                                                   ------------    ------------    ------------    ------------

INVESTING ACTIVITIES

Expenditures on mineral resource interests             (283,109)       (643,057)       (752,245)     (1,629,840)
Purchases of property and equipment                      (6,069)         (2,501)         (6,069)       (170,032)
                                                   ------------    ------------    ------------    ------------
                                                       (289,178)       (645,558)       (758,314)     (1,799,872)
                                                   ------------    ------------    ------------    ------------

FINANCING ACTIVITY

Issuance of common shares                                39,330         445,891          39,330       1,286,993
                                                   ------------    ------------    ------------    ------------
DECREASE IN CASH AND CASH
    EQUIVALENTS - DURING THE PERIOD                    (334,545)       (274,168)     (1,036,171)     (1,039,863)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD       1,516,675       2,507,742       2,218,301       3,273,437
                                                   ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS - END OF PERIOD             1,182,130       2,233,574       1,182,130       2,233,574
                                                   ============    ============    ============    ============


CASH AND CASH EQUIVALENTS IS COMPRISED OF:

    Cash                                                432,130         733,574         432,130         733,574
    Short-term deposit                                  750,000       1,500,000         750,000       1,500,000
                                                   ------------    ------------    ------------    ------------
                                                      1,182,130       2,233,574       1,182,130       2,233,574
                                                   ============    ============    ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
           INTERIM CONSOLIDATED SCHEDULE OF MINERAL RESOURCE INTERESTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005





                                                              MEXICO                                  SWEDEN
                                   ------------------------------------------------------------    ------------
                                       CINCO            SAN             LA
                                       MINAS           JORGE           TRINI          MOLOLOA           SALA          TOTAL
                                         $               $               $               $               $               $

BALANCE, BEGINNING OF PERIOD          2,830,163         124,755               -               -               -      2,954,918
                                   ------------    ------------    ------------    ------------    ------------    ------------
COSTS INCURRED DURING THE PERIOD
    EXPLORATION

       Access road                            -               -          15,638               -               -         15,638
       Administration                         -               -          18,923               -               -         18,923
       Amortization                       2,018               -           1,009               -               -          3,027
       Assays                                 -               -          39,821               -               -         39,821
       Camp costs                             -               -          43,526               -               -         43,526
       Drilling                               -               -          68,067               -               -         68,067
       Environmental                          -               -           7,459               -               -          7,459
       Equipment rental                       -               -          20,092               -               -         20,092
       Geological                        34,468               -         218,011          11,323               -        263,802
       Geophysical                            -               -          10,804               -               -         10,804
       Legal                                  -               -          15,193               -               -         15,193
       Other                              3,151               -          44,214               -               -         47,365
       Supplies                               -               -          12,677               -               -         12,677
       Travel                             1,282               -          11,811             744               -         13,837
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                         40,919               -         527,245          12,067               -        580,231
                                   ------------    ------------    ------------    ------------    ------------    ------------
    ACQUISITION
       Staking and related costs              -               -               -               -          19,152         19,152
       Payments                          32,289               -          61,800          61,800               -        155,889
       Issuance of shares                     -               -           2,281           2,281               -          4,562
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                         32,289               -          64,081          64,081          19,152        179,603
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                         73,208               -         591,326          76,148          19,152        759,834
                                   ------------    ------------    ------------    ------------    ------------    ------------
BALANCE BEFORE WRITE-OFF              2,903,371         124,755         591,326          76,148          19,152      3,714,752

WRITE-OFF                            (2,903,371)              -               -               -               -     (2,903,371)
                                   ------------    ------------    ------------    ------------    ------------    ------------
BALANCE, END OF PERIOD                        -         124,755         591,326          76,148          19,152        811,381
                                   ============    ============    ============    ============    ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)



1.       NATURE OF OPERATIONS

         Tumi Resources Limited (the "Company") is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral properties. The Company's significant mineral interests are located in Mexico. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral resource interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral resource interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


3.       PROPERTY AND EQUIPMENT

                                                   SEPTEMBER 30,   DECEMBER 31,
                                                       2005            2004
                                                         $               $

         Condominium                                    132,840         132,840
         Office furniture and equipment                  27,446          21,377
         Vehicles                                        35,870          35,870
                                                   ------------    ------------
                                                        196,156         190,087
         Less accumulated amortization                  (24,763)        (14,218)
                                                   ------------    ------------
                                                        171,393         175,869
                                                   ============    ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       MINERAL RESOURCE INTERESTS

                                                SEPTEMBER 30, 2005                               DECEMBER 31, 2004
                                   --------------------------------------------    --------------------------------------------
                                   ACQUISITION      EXPLORATION                     ACQUISITION     EXPLORATION
                                       COSTS       EXPENDITURES        TOTAL           COSTS       EXPENDITURES         TOTAL
                                         $               $               $               $               $                $

         Cinco Minas (a)                      -               -               -       1,047,643       1,782,520       2,830,163
         San Jorge (b)                  124,755               -         124,755         124,755               -         124,755
         La Trini (c)                    64,081         527,245         591,326               -               -               -
         Mololoa (c)                     64,081          12,067          76,148               -               -               -
         Sala (d)                        19,152               -          19,152               -               -               -
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                        272,069         539,312         811,381       1,172,398       1,782,520       2,954,918
                                   ============    ============    ============    ============    ============    ============

         a)       Cinco Minas, Mexico

                  The Company held an option to earn a 60% interest in mineral claims covering approximately 600 hectares, located in Jalisco, Mexico, in consideration of US $50,000 cash (paid), conducting exploration expenditures and making underlying property payments totalling US $2.5 million and issuing 1.1 million common shares (600,000 shares issued) over a six year period. Based on the results of the exploration activities conducted during the nine months ended September 30, 2005, the Company determined to withdraw from the option agreement and wrote-off $2,903,371 of acquisition and exploration costs relating to the prospect.

         b)       San Jorge, Mexico

                  By agreement dated August 16, 2004, the Company purchased two mineral concessions, covering approximately 3,919 hectares, located in Zacatecas State, Mexico. Under the purchase agreement the Company paid $58,755 and issued 60,000 common shares of the Company, at a fair value of $1.10 per share.

         c)       La Trini / Mololoa, Mexico

                  By agreement dated January 19, 2005, the Company acquired the rights to acquire a 100% interest in the La Trini and Mololoa mineral claims. The claims total 356 hectares and are located in the Jalisco silver belt approximately 100 kilometres northwest of Guadalajara, Jalisco State, Mexico. In order to acquire its 100% interest, the Company must make payments totalling US $500,000 (US $100,000 paid) over a two year term. The vendor has retained a 1% NSR and the Company has the right to reduce the NSR to 0.5% through a cash payment of US $1,000,000. The Company also issued 9,310 common shares, at a fair value of $4,562, as a finder's fee.

         d)       Sala, Sweden

                  The Company has staked two exploration concessions covering 2,173 hectares located in the Bergslagen District, Sweden.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)



5.       SHARE CAPITAL

         Authorized:  unlimited common shares with no par value

         Issued or allotted:                             SEPTEMBER 30, 2005              DECEMBER 31, 2004
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of period                18,371,060       8,070,761      14,451,200       5,529,478
                                                   ------------    ------------    ------------    ------------
         Issued during the period

         For cash
              - exercise of options                     171,000          39,330         158,000          72,600
              - exercise of warrants                          -               -       2,951,860       1,555,393
         For mineral properties                           9,310           4,562         810,000         876,500
         Reallocation from contributed surplus
              on exercise of options                          -               -               -          36,790
                                                   ------------    ------------    ------------    ------------
                                                        180,310          43,892       3,919,860       2,541,283
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      18,551,370       8,114,653      18,371,060       8,070,761
                                                   ============    ============    ============    ============

         (a)      Stock Options

                  During the nine months ended September 30, 2005, the Company granted 1,151,600 stock options to the Company's directors, employees and consultants, and recognized compensation expense of $115,800.

                  The fair value of stock options granted to directors, employees and consultants is estimated on the date of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the nine months ended September 30, 2005:


                  Risk-free interest rate                  2.96% - 2.97%
                  Estimated volatility                       76% - 79%
                  Expected life                              1.5 years
                  Expected dividend yield                        0

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the nine months ended September 30, 2005, to the Company's directors, employees and consultants was $0.10 per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                  A summary of the Company's outstanding stock options at September 30, 2005, and the changes for the nine months ended September 30, 2005, is presented below:

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)



5.       SHARE CAPITAL (continued)

                                                                      WEIGHTED
                                                                       AVERAGE
                                                      OPTIONS         EXERCISE
                                                    OUTSTANDING         PRICE
                                                                           $

                  Balance, beginning of period        1,273,400          0.81
                      Granted                         1,151,600          0.47
                      Exercised                        (171,000)         0.23
                      Cancelled/expired                (803,000)         1.02
                                                   ------------
                  Balance, end of period              1,451,000          0.49
                                                   ============

                  The following table summarizes information about the stock options outstanding and exercisable at September 30, 2005:


                     NUMBER           NUMBER       EXERCISE    EXPIRY DATE
                  OUTSTANDING      EXERCISABLE      PRICE
                                                      $
                        59,400           59,400      0.52      December 05, 2005
                        40,000           40,000      0.55      December 19, 2005
                       200,000          200,000      0.57      January 14, 2006
                       980,600          830,600      0.50      April 8, 2008
                       171,000          171,000      0.30      July 20, 2008
                  ------------     ------------
                     1,451,000        1,301,000
                  ============     ============

         (b)      Warrants

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at September 30, 2005 and the changes for the nine months ending on September 30, 2005, is as follows:

                                                                      NUMBER

                  Balance, beginning of period                        3,918,640
                  Expired                                            (3,918,640)
                                                                   ------------
                  Balance, end of period                                      -
                                                                   ============


6.       RELATED PARTY TRANSACTION

         During the nine months ended September 30, 2005, the Company:

         i) incurred $25,195 for office rent and accounting, management and administration services provided by private corporations owned by a director of the Company;

         ii) incurred $58,000 for management services provided by the President of the Company. Of this amount, $17,775 has been capitalized as geological costs in mineral resource interests and $40,225 expensed as management fees; and

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


6.       RELATED PARTY TRANSACTION (continued)

         iii) received $5,485 other income from Tinka Resources Limited ("Tinka"), for rental of its condominium in Peru, and was reimbursed $6,000 for shared office personnel. Tinka is a public company with certain directors in common.


7.       SEGMENTED INFORMATION

         During the nine months ended September 30, 2005, the Company was primarily involved in mineral exploration and development activities in Mexico. The Company also owns a condominium in Peru and minor mineral interests in Sweden. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results during the nine months ended September 30, 2005.

         The Company's total assets are segmented geographically as follows:

                                                                SEPTEMBER 30, 2005
                                   ----------------------------------------------------------------------------
                                       CANADA          MEXICO           PERU           SWEDEN          TOTAL
                                         $               $               $               $               $

         Current assets               1,207,797         109,846               -               -       1,317,643
         Property and equipment          12,671          34,186         124,536               -         171,393
         Mineral resource interests           -         792,229               -          19,152         811,381
                                   ------------    ------------    ------------    ------------    ------------
                                      1,220,468         936,261         124,536          19,152       2,300,417
                                   ============    ============    ============    ============    ============


8.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                   SEPTEMBER 30,   SEPTEMBER 30,
                                                       2005            2004
                                                         $               $

         Investing activity

              Expenditures on mineral
                  resource interests                     (4,562)       (588,500)
                                                   ============    ============

         Financing activities

              Shares issued for mineral
                  resource interests                      4,562         588,500
              Shares issued on exercise of options            -          36,790
              Contributed surplus                             -         (36,790)
                                                   ------------    ------------
                                                          4,562         588,500
                                                   ============    ============

         Other supplementary cash flow information:

                                                   SEPTEMBER 30,   SEPTEMBER 30,
                                                       2005            2004
                                                         $               $

         Interest paid in cash                                -               -
                                                   ============    ============
         Income taxes paid in cash                            -               -
                                                   ============    ============

                             TUMI RESOURCES LIMITED

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at November 25, 2005 and should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2005 and audited consolidated financial statements for the years ended December 31, 2004 and 2003 of Tumi Resources Limited (the "Company").
Those financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

COMPANY OVERVIEW

The Company is a junior mineral exploration company primarily engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. The Company also holds minor mineral property interests in Sweden and a condominium in Peru. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange ("TSXV") under the symbol "TM", on the Frankfurt Exchange under the symbol "TUY" and on the Over-the-Counter Bulletin Board under the symbol "TUMIF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS UPDATE

SAN JORGE, MEXICO

By agreement dated August 16, 2004, the Company purchased two mineral concessions, covering approximately 3,919 hectares, located in Zacatecas State, Mexico. Under the purchase agreement the Company paid $58,755 and issued 60,000 common shares of the Company, at a fair value of $1.10 per share.

LA TRINI AND MOLOLOA, MEXICO

The Company has signed, through its 100% owned Mexican subsidiary TMXI Resources S.A. de C.V. (TMXI), a Letter Agreement (LA) for the right to acquire 100% interest in La Trini and Mololoa mineral properties (the "Claims") from a private owner. The Claims total 356 hectares and are located in the Jalisco silver belt about 100 kilometres northwest of Guadalajara, Jalisco State, Mexico.

In order for the Company to acquire its 100% interest, the Company must make payment installments of a total of US $500,000 over a two year term, with the initial payment being US $100,000 (paid). There is a finder's fee of 3.75% payable over the two-year term of the LA. During the nine months ended September 30, 2005, the Company issued 9,310 common shares as an initial fee. The vendor has retained a 1% NSR and the Company has the exclusive right, at its own discretion, to reduce this NSR to 0.5% through a cash payment of US$1,000,000.

i)   La Trini

     At La Trini a historical resource estimate was made in 1980 by Pincock, Allen & Holt Inc. (PAH) an independent engineering consultancy firm. The resource estimate was based on the results from 26 diamond drill holes undertaken on behalf of NL Industries Inc. The estimate was calculated using vertical cross-sections constructed through the mineralized blocks at a spacing of 45 metres. Using a 2 metre minimum thickness at a cut-off grade of 32 g/t silver and a tonnage factor of 2.7 mt/cub.m, a resource of 1,262,000 tonnes at a grade of 125 g/t silver and 1.24 g/t gold was calculated. Using the same calculation parameters with a cut-off grade of 125 g/t silver, the resource calculation gave 527,000 tonnes at a grade of 217 g/t silver and 2.5 g/t gold. Although PAH categorized these tonnes as reserves, the calculations are conceptual and insufficient exploration has been completed to define a NI 43-101 compliant mineral resource on the property. PAH identified two areas of concern namely the wide spaced drilling and poor core recovery in places through the mineralized intervals, giving rise to uncertainties in the grade and continuity of mineralization. The historical drilling did not delimit the margins of the silver/gold mineralization.

     In May 2005, the Company completed the first phase program of remapping and sampling of surface outcrops and channel sampling of all accessible underground workings. A total of 89 surface samples were taken from 23 sites along 340 metres of strike length of the mineralized zone. The samples ranged from 1.1 metres to 3.8 metres, but most were 3 metres in length and included 12.3 m averaging 3 g/t gold and 154 g/t silver and 6.25m averaging 8.7 g/t gold and 179 g/t silver.

     Two adits, about 40 metres vertically apart, were also reconditioned, and 110 channel samples were taken. Samples ranged from 1.05 metres to 2.6 metres but most samples were 2 metres wide. The results of the underground channel sampling program included 14.25 m averaging 0.6 g/t gold and 564 g/t silver and 4m averaging 11.7 g/t gold and 248 g/t silver.

     In June 2005, in order to determine the extent of the silver-gold mineralization, a geochemical survey was completed on a grid measuring about 1,400 metres by 500 metres and centered on La Trini. A total of 383 samples were taken at 25 metre intervals along the grid. The samples were prepared by GM LACME Laboratory, Guadalajara, Mexico, and were submitted for analyses at IPL International Plasma Labs in Vancouver, Canada.

     Centered over the main La Trini showings exist coincident and strongly anomalous lead, silver, arsenic and barium in soil and rock chip anomalies over about 500 metres strike length by 100 metres to 150 metres width. Also, moderately anomalous zinc and copper anomalies coincide with the above. Further mapping in the underground workings has identified fine grained galena (lead sulphide) and sphalerite (zinc sulphide) along with the disseminated pyrite and argentite (silver sulphide) reported previously. Copper oxides were observed locally. The soil anomalies remain open to the west.

     In August 2005, the Company finalized an initial drill program at La Trini. The reverse circulation drill program consisted of 15 drill holes to target the core anomalous zone along a strike length of 200 metres and centered on the anomalous geochemistry and underground workings. The drill holes ranged in depth from 48 metres to 148 metres and totaled 1,344 metres with results including 18.3 metres averaging 3.1 g/t Au and 150 g/t Ag in TRRC6.

     The surface, underground and drill evidence suggests that the rhyolite porphyry, hosting the disseminated silver-gold mineralization, is an intrusion rather than a volcanic. The entire rhyolite extent therefore remains an exploration target.

     Also in August 2005, the Company retained Ion Exploracion Geofisica of Hermosillo, Mexico, to undertake an induced polarization and resistivity survey (the "Survey") at La Trini silver-gold project. The Survey consists of ten line-kilometres covering an area of about 1,400 metres x 600 metres and it is being performed on the existing north-south grid lines, centered on the known La Trini mineralization.

ii)  Mololoa

     The Mololoa Claims lie several kilometres to the SE of the Trini Claims and cover a number of old silver mines such as Mololoa, Mololoa 3, Mololoa 4, Tamara, Albarradon, Camichan and Soledad. They are all located on the Mololoa vein which is more than one kilometre in strike length. Historical records show silver is present as argentite and gold occurs free or associated with pyrite. The current owner has identified an exploration target ranging from 1 million to 2 million tonnes containing silver/gold mineralization based on historical underground sampling results not available to the Company. This target area is therefore conceptual but will be tested by the Company with mapping, sampling and reverse circulation drilling.

     Recent surveys in the Mololoa Claim area have located twelve adit entrances to the old underground workings which will be progressively reopened, mapped and channel sampled. Preliminary mapping and underground channel sampling at the Mololoa silver-gold prospect, Jalisco, Mexico, has been undertaken to update the historical data. Silver mineralization appears to have been mined along fault structures which occur at the contacts between an aplitic intrusion and felsic flows or pyroclastics. These zones, which are generally shallow-dipping, were probably enriched due to weathering and redeposition along these highly permeable structures. Mineralization consists of unidentified silver minerals and manganese oxides along fractured quartz veins within these structures. Four separate mine adits were channel sampled with samples taken at right-angles to the structural direction.

     The results support the historical records of high grade silver-bearing structures within the Mololoa lease area and recommendations from this program include further sampling along the underground workings at El Ciruelo, Las Chinches, La Soledad, Mata Caballo, Tamara and Albarradon mines.

SALA, SWEDEN

While continuing to research for further silver property acquisitions, the Company came across technical documentation respecting the historic Sala Silver Mine ("Sala") located in the Bergslagen District of south-central Sweden, about 105 kms NW of Stockholm.

The Company's research indicated the ground was open and the Company has staked the Sala mine and surrounding ground totaling 2,173 hectares in two exploration concessions. Sala was mined sporadically from the early part of the Sixteenth Century until the early part of the Twentieth Century and is known to have produced some of the richest silver ores in the world. It was reported in 1879 that the ore contained up to 7,000 g/t of silver and was sent directly to the smelting house.

Sala is located within the Bergslagen region of south-central Sweden and lies within the Early Proterozoic Baltic Shield comprising metasedimentary to metavolcanic units that have been intruded by early plutonic rocks ranging from gabbros to granites. Within the Sala area, the metavolcanics are dominated by felsic volcanic breccias, mafic volcanics, sandstones and siltstones which grade upwards into a 300m thick dolomitic marble which hosts the Sala Ag-Zn-Pb ore. The ore zone strikes obliquely across the main trend of the dolomite and has a sub-vertical dip and a plunge of 30 to 40 degrees to the NW. The width of mineralization is estimated at 80m to 100m and length at 700m. Recorded mineralization includes argentiferous galena, sphalerite, small amounts of pyrite, pyrrhotite and chalcopyrite and rare occurrences of silver and mercury minerals. The galena at Sala is extremely rich in silver containing on average
0.15 - 1% Ag.

A paper in Economic Geology by Allen, et al, (1996) cites the mined resource at Sala was 5 million tonnes with a grade ranging from 150 g/t to > 3,000 g/t Ag, 12% Zn and 1 to 2% Pb and therefore it is likely that >200 million ozs of silver were recovered from Sala. Mining records show that Sala was mined to a depth of about 300m and the mining plans and sections show that the mineralization remains open at depth. There also exist the possibilities for both strike extensions and repetitions in section as shown by exploration done between 1939 and 1962 that resulted in the discovery of a new zone 600m north of the main Sala orebody containing 171,000 tons grading 350 g/t Ag, 4.2% Pb and 2% Zn. It has been recorded that Johnson & Co., who mined this new zone, also discovered and delineated an additional 200,000 tons grading 90 to 100 g/t Ag, 1.3% Pb and 6% Zn.

The resource estimates quoted in this news release are based on a research paper in Economic Geology by Allen et. al. (Vol. 91, 1996, pp 979-1005). The mined resource was calculated using a reconciliation of old mining records. These data are historical in nature and were compiled prior to the implementation of NI 43-101 reporting standards. Tumi has not completed sufficient exploration to verify the estimates and is not treating them as National Instrument defined resources or reserves verified by a qualified person and the historical estimate should not be relied upon. The Company does not have, and is not aware of, any more recent resource estimates which conform to the standards laid out in National Instrument 43-101.

The Company considers the Sala project as one with excellent potential but due to the extent of work required to take this project forward, and the Company's commitment to silver exploration activities in Mexico, the Company is seeking a joint venture partner to take the lead in the exploration and future development of this project.

The qualified person for all of the Company's projects is David Henstridge, a member of the Australian Institute of Mining and Metallurgy and a fellow of the Australian Institute of Geoscientists.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.


                             ------------------------------------   -------------------------------------------------   ----------
                                             2005                                          2004                            2003
                             ------------------------------------   -------------------------------------------------   ----------
                               SEP 30       JUN 30       MAR 31       DEC 31       SEP 30       JUN 30       MAR 31       DEC 31
                                  $            $            $            $            $            $            $            $
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues                              -            -            -            -            -            -            -            -
General and administrative      145,689      119,661      164,908      132,504      181,729      145,033      463,282      347,878
Other income (expenses)           7,026       10,687   (2,880,250)  (1,303,796)      (3,130)     (97,187)      11,792      (18,828)
Net income (loss)              (138,663)    (108,974)  (3,045,158)  (1,436,480)    (184,859)    (242,220)    (451,490)    (369,319)
Basic and diluted loss per
   share                          (0.01)       (0.01)       (0.17)       (0.14)       (0.01)       (0.02)       (0.03)       (0.04)
Dividends per share                   -            -            -            -            -            -            -            -

BALANCE SHEET:

Working capital               1,273,872    1,590,949    1,875,047    2,258,962    2,295,119    2,573,303    2,812,290    3,206,451
Total assets                  2,300,417    2,337,830    2,464,670    5,450,179    6,222,605    5,277,424    5,244,216    4,921,717
Total long-term liabilities           -            -            -            -            -            -            -            -
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------


RESULTS OF OPERATIONS

During the nine months ended September 30, 2005 ("2005"), the Company incurred a loss of $3,292,795 ($0.18 per share), an increase in loss of $2,414,226, compared to a loss of $878,569 ($0.05 per share) for the nine months ended September 30, 2004 ("2004"). The increase in loss in 2005 is mainly attributed to the $2,903,371 write-off of the Cinco Minas Project. The impact of the write-off of the mineral property interest was partially offset by the reduction in the stock-based compensation recorded in 2005 compared to 2004. In 2005, the Company recorded stock-based compensation of $115,800 (2004 - $380,140) for stock options granted.

Excluding the stock-based compensation expense, general and administrative expenses decreased by $95,446, from $409,904 in 2004 to $314,458 in 2005.
Specific expenses of note are as follows:

- In 2005, the Company recorded general exploration costs of $41,922. The Company incurred $19,373 for the completion of exploration and related costs on the Jimenez del Teul and Gran Cabrera prospects in Mexico, which were written off at the end of the 2004 fiscal year, and $22,549 for costs relating to the review of potential property interests.

- Consulting fees decreased by $13,128, from $40,016 in 2004 to $26,888 in 2005. During 2004, the Company was charged $12,500 by a private corporation controlled by a director of the Company for consulting services.

-    Legal fees  decreased  by $13,797,  from $20,906 in 2004 to $7,109 in 2005.
     In 2004,  the Company paid $6,920 for non-recurring filing and legal fees.

-    Office  expenses  decreased by $24,330,  from $41,092 in 2004 to $16,762 in
     2005.   During  the  first  nine  months  of  2004,  the  Company  incurred significant costs for supplies and miscellaneous furnishings of an office.

- Salaries and benefits have decreased by $8,502, from $31,827 in 2004 to $23,325 in 2005. During 2005, the Company has recovered $11,800 of salary costs through a shared administration arrangement with two public companies with common directors.

- Shareholder costs have decreased by $14,957, from $22,002 in 2004 to $7,045 in 2005. In 2004, the Company had engaged a communications firm to disseminate news releases in Europe in which $6,520 was paid to the firm. In 2005, all news releases were disseminated by the Company.

- Travel and related costs have decreased by $56,094, from $111,979 in 2004 to $55,885 in 2005. In 2004, the Company incurred costs relating to trips made to Europe to increase market awareness, raise financing and corporate development.

- Corporate development decreased by $18,330 from $22,470 in 2004 to $4,140 in 2005. In 2004, the Company spent $11,033 on advertising and promotion.

During 2005, the Company reported $31,041 interest and other income compared to $33,915 in 2004. The interest income was generated from a short-term deposit held with an established financial institution, and decreased due to lower levels of funds held in 2005 compared to 2004. In addition, the Company received miscellaneous rent of $5,485 from the rental of its condominium in Peru.

During 2005, the Company incurred $752,245 on acquisition costs and exploration activities on its mineral resource interests. In aggregate, the Company spent $588,036 on La Trini, $73,867 on Mololoa, $71,190 on Cinco Minas and $19,152 on Sala. See "Exploration Projects Update".

FINANCIAL CONDITION / CAPITAL RESOURCES

As at September 30, 2005, the Company had working capital of $1,273,872. The Company believes that it currently has sufficient financial resources to undertake by itself all of its anticipated exploration activities and ongoing level of corporate activities for the ensuing year. However, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise.

CONTRACTUAL COMMITMENTS

The Company has no contractual commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements

PROPOSED TRANSACTIONS

The Company does not have any proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2004.

CHANGES IN ACCOUNTING PRINCIPLES

The Company did not have any changes in accounting principles for the nine months ended September 30, 2005.

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended September 30, the Company:

         i) incurred $58,000 to Mr. David Henstridge for his services as President of the Company; ii) incurred $19,495 for accounting and administrative services and $4,050 for office rent to
                  Chase, a private corporation owned by Mr. Nick DeMare, a director of the Company; iii) incurred $1,650 for consulting services provided by DNG Capital Corp., a private corporation owned by Mr. DeMare; and
         iv) received $5,485 other income from Tinka Resources Limited ("Tinka"), for rental of its condominium, and was reimbursed $6,000 from Tinka and $5,800 from Mawson Resources Limited ("Mawson") for shared office personnel. Tinka and Mawson are public companies with certain directors in common.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's material mineral properties are located in Mexico and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. The Company updates its website (WWW.TUMIRESOURCES.COM) on a continuous basis. Effective December 1, 2002, the Company retained Mr. Nick Nicolaas to provide market awareness and investor relations activities. Mr. Nicolaas is paid a monthly fee of $3,000 and may be cancelled by either party on 15 days notice. During the nine months ended September 30, 2005, the Company paid $26,750 to Mr. Nicolaas.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares with no par value. As at November 25, 2005, there were 18,551,370 outstanding common shares and 1,451,000 stock options outstanding and exercisable.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, David Henstridge, President & Chief Executive Officer of Tumi Resources Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Tumi Resources Limited (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  November 29, 2005


/s/ DAVID HENSTRIDGE
-----------------------------------
David Henstridge,
President & Chief Executive Officer



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                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, David Henstridge, President & Chief Executive Officer of Tumi Resources Limited, and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Tumi Resources Limited (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  November 29, 2005


/s/ DAVID HENSTRIDGE
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David Henstridge,
President & Chief Executive Officer


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